

October 20, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Tidal Trust II, under the Exchange Act of 1934:

- Defiance Daily Target 2X Long IREN ETF
- Defiance Daily Target 2X Long MP ETF
- Defiance Daily Target 2X Long QS ETF

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com